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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-05551                                                             July 31, 1998
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      AmSouth Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road  Columbus, OH 43219
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                         [PRICEWATERHOUSECOOPERS LOGO]



INDEPENDENT ACCOUNTANT'S REPORT


To the Trustees of the AmSouth Mutual Funds

We have examined management's assertion about the AmSouth Mutual Funds' (consisting of the Regional Equity Fund, the Equity Fund, the Equity Income Fund, the Small Cap Fund, the Capital Growth Fund, the Balanced Fund, the Bond Fund, the Government Income Fund, the Limited Maturity Fund, the Florida Tax-Free Fund, the Municipal Bond Fund, the Prime Obligations Fund, the U.S. Treasury Fund, and the Tax-Exempt Fund, collectively, "the Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 1998, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998, with respect to securities of the Funds:

     o Confirmation, or other procedures we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Atlanta, Chase Bank, or Depository Trust Company;

     o Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents;

     o Confirmation, or other procedures we deemed necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with AmSouth Bank's records; and

     o Reconciliation of all such securities to the books and records of the Funds and AmSouth Bank.

     o    Physical verification of all securities held by AmSouth Bank.
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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                        /s/ PricewaterhouseCoopers LLP
                                        PricewaterhouseCoopers LLP

Columbus, Ohio
September 18, 1998
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       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the AmSouth Mutual Funds (comprising the Regional Equity Fund, the Equity Fund, the Equity Income Fund, the Capital Growth Fund, the Small Cap Fund, the Balanced Fund, the Bond Fund, the Government Income Fund, the Limited Maturity Fund, the Florida Tax-Free Fund, the Municipal Bond Fund, the Prime Obligations Fund, the U.S. Treasury Fund, and the Tax-Exempt Fund) are responsible for complying with the requirements of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with the requirements of Rule 17f-2 requirements. We have performed an evaluation of the AmSouth Mutual Funds' compliance with the requirements of Rule 17f-2 as of July 31, 1998. Based on this evaluation, we assert that the Company was in compliance with the provisions of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities reflected in the investment account of the AmSouth Mutual Funds.


/s/ John Calvano

AmSouth Mutual Funds